Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NEC Corporation:

We consent to the use of our report dated June 22, 2020, with respect to the consolidated statements of financial position of NEC Corporation and subsidiaries as of March 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes included herein and to the references to our firm under the heading “Statement by Experts” in this Amendment No. 2 to the registration statement on Form 20-F.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 22, 2020